Exhibit 99.2
LETTER FROM PRICEWATERHOUSECOOPERS SINGAPORE ON THE STATEMENT OF PROSPECTS
The Board of Directors
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
28 March 2007
Our Ref: ASR 1B/02505464- 908/DO/LCY/CCS(13)
(When Replying Please Quote Our Reference)
STATS CHIPPAC LTD. (THE “COMPANY”)
LETTER FROM THE AUDITORS IN RELATION TO THE STATEMENT OF PROSPECTS AND THE SUBSEQUENT STATEMENT ON THE STATEMENT OF PROSPECTS FOR THE QUARTER ENDING 1 APRIL 2007
Dear Sirs
We have been engaged to examine the Statement of Prospects and the Subsequent Statement on the Statement of Prospects for the quarter ending 1 April 2007 and our letter required under Rule 25 of The Singapore Code on Take-overs and Mergers (the “Take-over Code”) is provided hereon.
The Statement of Prospects and the Subsequent Statement on the Statement of Prospects are as follows:
1.	Statements of Prospects

The Company announced its unaudited consolidated financial statements for the year ended 31 December 2006 in an announcement dated 25 January 2007 (Unaudited FY2006 Results).

The following Statement of Prospects appears in the Unaudited FY2006 Results:

“Specifically, we currently expect revenue in the first quarter of 2007 to be approximately in the range of $374.0 million to $391.0 million or in the range of 6% to 10% lower than the fourth quarter of 2006, with US GAAP net income in the range of $12.0 million to $21.0 million, which represents US GAAP net income per diluted ADS of $0.06 to $0.10, including the impact of approximately $0.02 per ADS for the expensing of share-based compensation.”

The Statement of Prospects was referenced in the Company’s Circular dated March 30, 2007 which was filed with the Singapore Exchange Securities Trading Limited (SGX) and the US Securities and Exchange Commission on Schedule 14D-9 on such date. The Circular relates to the voluntary conditional cash offer (Offer) by Singapore Technologies Semiconductor Pte Ltd for the Company’s Ordinary Shares, American Depository Shares, Zero Coupon Convertible Notes due 2008 and 2.50% Convertible Subordinated Notes due 2008. The Statement of Prospects was not made in connection with the Offer. No profit forecast was issued in FY2006 in connection with the Offer.

The Board of Directors
STATS ChipPAC Ltd.
Our Ref: ASR B/02505464-A908/DO/LCY/CCS (13)
The Statement of Prospects, for which the Directors are solely responsible was arrived at on bases consistent with accounting policies normally adopted by the Company and has been made on the following assumptions:
(i)	Forecast revenue assumes (a) growth trends in the outsourced semiconductor test and assembly market exceeding the growth rate projected for the semiconductor industry as published in industry reports, (b) no material change in overall demand projections by the Company’s customers (where available), (c) the Company will proceed with production of new programs, new design and customer wins, and (d) average selling price erosion would be consistent with the Company’s historical norms.

(ii)	There is no significant decrease in global demand for communications, consumer multi-applications, personal computers and others from current expectations, no catastrophic event and no unexpected downturn in the semiconductor market or the global economy.

(iii)	There is no major adverse event affecting any of the Company’s major customers that will lead to a significant reduction in the demand and pricing deterioration for the Company’s services.

(iv)	There is no significant change to the forecast cost of revenue, which could be impacted by, among other things, (a) material price increases and decreases for the relevant commodity type, (b) labour cost increases being offset by overall productivity gains, (c) increases in overhead costs being spread over a greater volume of services provided, and (d) improved manufacturing productivity through improved utilisation and improved processes, and which would be partially offset by effects of foreign currency exchange rates.

(v)	There will be no material change in the existing political, regulatory or legal conditions affecting the activities of the Company, the semiconductor industry and the countries in which the Company operates.

(vi)	There will be no material disruption arising from industrial disputes, breakdown of equipment or disruption in supply of labour, earthquakes or any other causes (including but not limited to power supply interruptions), which will affect the operations of the Company.

(vii)	There will be no material inventory, property, plant and equipment write-off or impairment to the carrying values of assets, including but not limited to goodwill and intangible assets.

(viii)	There will be no material change to the Company’s projection of capital expenditure and disposal of capital assets.

(ix)	There will be no material change to the projection of proceeds from and repayment of bank borrowings.

The Board of Directors
STATS ChipPAC Ltd.
Our Ref: ASR B/02505464-A908/DO/LCY/CCS (13)
(x)	There will be no material change to the expected effective tax rate of the Company.

(xi)	There will be no additional material provisions required to be made in respect of (a) any contingent liability, litigation or arbitration threatened or otherwise or (b) the assets or liabilities of the Company.

(xii)	There will no material impact to the Company’s financial results arising from the adoption of recent accounting pronouncements.

(xiii)	There will be no material change to the projection of the dilutive securities and the outstanding ordinary shares of the Company.
2.	Subsequent Statement on the Statement of Prospects

Following the announcement of the Offer, the Company stated in its Form 20-F filed on 12 March 2007 that the Company may not be able to achieve the net income and net income per ADS guidance provided in the first quarter FY2007:

“We expect to incur significant expenses in investment banking, legal and other fees and use significant amounts of internal resources in connection with the matters described above. It is not possible to accurately predict the amount of money or internal resources that will be required in connection with these matters. Due to the additional costs expected to be incurred in connection with these matters, we may not be able to achieve the net income and net income per ADS guidance for the first fiscal quarter of 2007 that we had provided in our earnings release on January 25, 2007. Further, while we are dealing with these matters, we may not be able to provide any guidance on our future quarterly results of operations.”
We conducted our examination on the Statement of Prospects and the Subsequent Statement on the Statement of Prospects in accordance with Singapore Standard on Assurance Engagements SSAE 3400 “The Examination of Prospective Information” in so far as these statements are properly prepared on the basis of the assumptions and are consistent with the accounting policies of the Company. The Directors of the Company are responsible for the Statement of Prospects and the Subsequent Statement on the Statement of Prospects and the assumptions used, which forms the basis of these statements.
As explained in the Subsequent Statement on the Statement of Prospects above, the Directors were not able to predict accurately the additional costs expected to be incurred in connection with the Offer. Accordingly, we have not been able to carry out a review of these additional costs.
Because of the significance of the matter described in the preceding paragraph, we do not express an opinion on the Statement of Prospects and the Subsequent Statement on the Statement of Prospects.

The Board of Directors
STATS ChipPAC Ltd.
Our Ref: ASR B/02505464-A908/DO/LCY/CCS (13)
This letter is provided only to the Directors solely for the purpose of complying with Rule 25.3 of the Take-over Code and for no other purpose. We do not accept any responsibility to any other person(s), other than the Directors, in connection with this letter.
Yours faithfully
PricewaterhouseCoopers
Singapore